Exhibit 99.2

Ku6 Media Co., Ltd.

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100020, People’s Republic of China

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 12, 2012

PROXY STATEMENT

General

We are soliciting the proxy on behalf of our Board of Directors (the “Board”) for use at the 2012 annual general meeting of shareholders of Ku6 Media Co., Ltd. (“Ku6” or the “Company”) to be held on July 12, 2012 at 10:00 a.m., Hong Kong time, and at any adjournment thereof (the “2012 AGM”). The 2012 AGM will be held at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.

This proxy statement is available to shareholders beginning on June 21, 2012 and the form of proxy is first being mailed to shareholders on or about June 21, 2012.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the 2012 AGM and voting in person. Attendance at the 2012 AGM in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Bruno Wu, our Chairman of the Board, if you hold our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on May 21, 2012 are entitled to attend and vote at the 2012 AGM. Our ordinary shares underlying ADSs are included for purposes of this determination. As of May 21, 2012, 5,023,282,936 of our ordinary shares, par value US$0.00005 per share, were issued, of which approximately 2,432,644,100 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares of the Company entitled to vote at the 2012 AGM will constitute a quorum.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the 2012 AGM will be by a show of hands unless the chairman of the 2012 AGM or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot attend or vote at the 2012 AGM.

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on the Company’s website at http://ir.ku6.com/irwebsite/index.php. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Ordinary Shares

Holders of ordinary shares should vote by either attending the 2012 AGM in person or by mailing the Proxy Card to us as instructed therein. The Proxy Card should be mailed to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China, as soon as possible to ensure receipt by us before July 12, 2012.

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the 2012 AGM in accordance with the instructions of such holder. If no specific instructions are given by such holders, the shares will be voted “FOR” each proposal recommended by our Board and in the proxy holder’s discretion as to other matters that may properly come before the 2012 AGM. Abstentions by holders of ordinary shares will count towards the quorum but are not included in the determination of the number of votes cast and are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares (“ADSs”)

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs the Notice of the 2012 AGM and an ADR Voting Instruction Card. If the depositary receives voting instructions to “abstain”, such ordinary shares of the Company represented by such ADSs will count towards the quorum but shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal. Broker non-votes will not be counted toward a quorum or for any purpose in determining whether the proposal is approved.

PROPOSAL NO.1

TO APPROVE THE AMENDMENTS TO KU6’S EXISTING ARTICLES OF ASSOCIATION IN THE

MANNER AND TO THE EXTENT SET FORTH IN APPENDIX A TO THE PROXY STATEMENT

The Proposal

To approve the amendments to Ku6’s existing Articles of Association to add the definition of treasury shares, to authorize the Board to determine the terms and manner of any issuance of redeemable shares or repurchase of shares by Ku6, to provide for and clarify the treatment of treasury shares, and to make other changes as specified in Appendix A to the Proxy Statement.

Consequences if the Proposal is Not Approved

If this Proposal 1 is not approved by Ku6’s shareholders, the existing Articles of Association will require a special resolution to approve the terms and manner of any issuance of redeemable shares before such shares are issued and an ordinary resolution to approve the manner of any repurchase of shares by Ku6 before such shares are repurchased.

Required Vote

The affirmative vote of a majority of the shareholders holding at least two-thirds of the shares present in person or represented by proxy and voting at the 2012 AGM will be required to approve this proposal.

THE BOARD RECOMMENDS A VOTE FOR THE AMENDMENTS TO

KU6’S EXISTING ARTICLES OF ASSOCIATION IN THE MANNER AND TO THE EXTENT SET

FORTH IN APPENDIX A TO THE PROXY STATEMENT

PROPOSAL NO. 2

TO APPROVE THE COMPANY’S REPURCHASE OF AN AGGREGATE OF 269,409,276 ORDINARY SHARES OF PAR VALUE US$0.00005 EACH HELD BY MR. SHANYOU LI, MR. ZHIZHONG HAO, MS. XINGYE ZENG AND KUMELLA HOLDINGS LIMITED, AT A PRICE OF US$0.0291 PER SHARE, TO BE CANCELLED IMMEDIATELY UPON REPURCHASE, AND THE COMPANY’S REPURCHASE OF AN AGGREGATE OF 79,717 ADSs (EACH REPRESENTING 100 ORDINARY SHARES) HELD BY MR. SHANYOU LI, AT A PRICE OF US$ 2.91 PER ADS, TO BE CANCELLED IMMEDIATELY UPON REPURCHASE, IN THE MANNER SET FORTH IN THE PROXY STATEMENT.

General Description of the Transactions

You are being asked to approve a proposal to effect the Company’s repurchase of an aggregate of 269,409,276 ordinary shares of par value US$0.00005 each held by Mr. Shanyou Li, Mr. Zhizhong Hao, Ms. Xingye Zeng and Kumella Holdings Limited (a company controlled by Mr. Shanyou Li) at a price of US$ 0.0291 per share, to be cancelled immediately upon repurchase, and the Company’s repurchase of 79,717 ADSs (each representing 100 ordinary shares ) held by Mr. Shanyou Li, at a price of US$2.91 per ADS, to be cancelled immediately upon repurchase (such shares and ADSs to be repurchased by the Company, collectively, the “Sale Shares”), pursuant to the Share Repurchase Agreement dated as of June 20, 2012 (the “Agreement”) made by and between Ku6 and Mr. Shanyou Li, Mr. Zhizhong Hao, Ms. Xingye Zeng and Kumella Holdings Limited (collectively, the “Sellers”) (the “Share Repurchase”). Mr. Shanyou Li, Mr. Zhizhong Hao, Ms. Xingye Zeng (collectively, the “Former Officers”) are formal officers of the Company.

The Board of the Company deems that the Share Repurchase is in the best interest and for the benefit of the Company and its shareholders.

On June 20, 2012, the Board of the Company approved to submit the Agreement to the 2012 AGM for shareholders’ approval, and, subject to such approval, the Share Purchase Agreement will become effective on the date of the 2012 AGM.

Summary of the Agreement

The following is a summary of the material provisions of the Agreement.

Number of Ordinary Shares to be Repurchased; Repurchase Price

Ku6 agrees to repurchase from the Sellers and the Sellers agree to sell an aggregate of 277,380,976 ordinary shares of Ku6 (being 269,409,276 ordinary shares and 79,717ADSs) at a per share price of US$0.0291 (or US$2.91 per ADS).

Closing of the Share Repurchase

The closing of the Share Repurchase will take place, as soon as possible, but in no event later than July 31,2012 after satisfaction of the closing conditions set forth in the Agreement (described below), or at such other time as the parties may agree. The Agreement may be terminated at any time prior to the closing by mutual written agreement of the Sellers and Ku6.

Representations and Warranties

The Sellers make customary representations and warranties, some of which are qualified by materiality or knowledge qualifiers, to Ku6 relating to corporate existence and power, corporate authorization, governmental authorization, no contravention, invalid resale of shares and litigation.

Conditions to the Closing of the Share Repurchase

The obligation of the Sellers to consummate the Share Repurchase is subject to customary closing conditions, including the approval of the Share Repurchase by Ku6’s shareholders in a duly convened shareholders’ meeting.

Ku6’s Reasons for the Share Repurchase

The Board of the Company deems it to be in the best interest and for the benefit of the Company and its shareholders to enter into the Share Repurchase. The Board considered a number of factors, including but not limited to the following:

•	the nature and timing of the Share Repurchase transactions;

•	the repurchase price of the Sale Shares;

•	the possible impact of the Share Repurchase on the Company’s ADS price;

•	the price movements and liquidity of the Company’s ADSs and the stock market environment;

•	the financial condition of the Company; and

•	plans and alternative uses of the capital resources of the Company.

Consequences if the Proposal is Not Approved

If this Proposal 2 is not approved by Ku6’s shareholders, we will not carry out the Share Repurchase, and as a result, we will not realize the benefits contemplated by the Agreement. The condition to the closing of the Agreement will then not be satisfied, and the Sellers may continue to own the Sale Shares or sell or transfer all or part of the Sale Shares in the open market or through privately negotiated transactions with other parties.

Required Vote

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the 2012 AGM will be required to approve this proposal.

Recommendation

The Board deems that it is in the best interest and for the benefit of the Company and its shareholders that Ku6 repurchases from the Sellers an aggregate of 277,380,976 ordinary shares of Ku6 (being 269,409,276 ordinary shares and 79,717 ADSs) at a per share price of US$0.0291 (or US$2.91 per ADS).

THE BOARD RECOMMENDS A VOTE FOR

THE COMPANY’S REPURCHASE OF AN AGGREGATE OF 269,409,276 ORDINARY SHARES OF PAR VALUE US$0.00005 EACH HELD BY MR. SHANYOU LI, MR. ZHIZHONG HAO, MS. XINGYE ZENG AND KUMELLA HOLDINGS LIMITED, AT A PRICE OF US$0.0291 PER SHARE, TO BE CANCELLED IMMEDIATELY UPON REPURCHASE, AND THE COMPANY’S REPURCHASE OF AN AGGREGATE OF 79,717 ADSs (EACH REPRESENTING 100 ORDINARY SHARES) HELD BY MR. SHANYOU LI, AT A PRICE OF US$ 2.91 PER ADS, TO BE CANCELLED IMMEDIATELY UPON REPURCHASE, IN THE MANNER SET FORTH IN THE PROXY STATEMENT.

PROPOSALS NO. 3 THROUGH TO 10

ELECTION OF DIRECTORS

The Board has nominated eight directors for election at the 2012 AGM. Each director to be elected will hold office until the next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier removal, or earlier vacation of office.

Our current Articles of Association provides that our Board shall consist of not more than 10 persons (exclusive of alternate directors of the Company).

Shares represented by executed proxies will be voted for the election of each of the eight nominees named below. All of the nominees have been previously appointed by the Board. The Board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as our Board may propose.

The names of the nominees, their ages as of June 1, 2012 and the principal positions with the Company held by them are as follows.

Name	Age	Position
Bruno Wu(3)	45	Independent Director and Chairman of the Board of Directors
Tianqiao Chen(1)	38	Director
Danian Chen(1)	33	Director
Grace Wu(1)(2)	41	Director
Haifa Zhu(2)	39	Director
Tuoc Luong(2)	37	Director
Tongyu Zhou(3)	43	Independent Director
Wenwen Niu(3)	45	Independent Director

(1)	Member of the compensation and leadership development committee
(2)	Member of the corporate development and finance committee
(3)	Member of the audit committee

Directors Nominated for Election at the 2012 AGM

Bruno Wu. Mr. Wu has served as an independent director on our Board of Directors since September 1, 2009 and has been Chairman of the Board since August 17, 2010. Mr. Wu also has served as a director of Shanda Interactive from October 2006 to August 2009. Mr. Wu is the co-founder and chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups. Mr. Wu served as co-chairman of SINA Corporation from 2001 to 2002 and as the chief operating officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received a doctorate degree in international politics from Fudan University in 2001, a master of arts degree in international affairs from Washington University in Missouri in 1993, a bachelor of science degree in business administration-finance from Culver-Stockton College in Missouri in December 1990, and a diploma of studies in French civilization from the University of Savoie in France in 1987.

Tianqiao Chen. Mr. Chen has served on our Board since July 24, 2009 and was Chairman of the Board from July 24, 2009 to August 17, 2010. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the Board of Directors and the chief executive officer of Shanda Interactive since its inception in December 1999. Mr. Chen served as a member of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange from May 2008 to May 2011. Mr. Chen also serves as a member of the Board of Directors of and Shanda Games Limited. Mr. Chen received a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, one of our directors.

Danian Chen. Mr. Danian Chen has served on our Board since January 19, 2010. Mr. Danian Chen is one of the co-founders of Shanda Interactive. Mr. Danian Chen has served in various capacities at Shanda Interactive, mostly recently as the chief operating officer beginning in April 2008. Mr. Chen is also a member of the Board of Directors of Shanda Interactive, a position which he has held since its inception in 1999, and a member of the Board of Directors of Shanda Games Limited. Mr. Danian Chen is Mr. Tianqiao Chen’s brother.

Grace Wu. Ms. Wu has served on our Board since July 24, 2009. Ms. Wu has served as Shanda Interactive’s senior vice president since April 2008 and chief financial officer since November 2007. Ms. Wu previously served as a director of Shanda Interactive from December 2007 to February 2012, vice president from November 2007 to March 2008, and vice president of strategic investments from October 2007 to November 2007. Prior to joining Shanda Interactive, Ms. Wu spent five years with AU Optronics Corp., where she was responsible for financial planning and analysis, investor relations and capital markets activities. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu received a master of international affairs degree in international banking and finance from Columbia University and a bachelor’s degree from National Taiwan University.

Haifa Zhu. Mr. Zhu has served on our Board since July 24, 2009. Mr. Zhu also served as our Acting Chief Executive Officer from March 14, 2011 to August 1, 2011. Mr. Zhu has served as chief investment officer and senior vice president of Shanda Interactive since April 2008. Mr. Zhu previously served as Shanda Interactive’s assistant vice president of investments, director of platform operations, director of central user platform and deputy director of new business center. Prior to joining Shanda Interactive, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for the Shanghai Academy of Science from 1996 to 2001. Mr. Zhu received a master’s degree in business administration and a bachelor’s degree from Fudan University.

Tuoc Luong. Mr. Tuoc Luong joined Ku6 as a director on May 7, 2012. Mr. Tuoc Luong is currently the Chief Executive Officer of Shanda Online. Prior to joining Shanda, Mr. Luong served as the Global Senior Vice President of Yahoo from 2007 to 2010, where he led the Search Division and was responsible for Yahoo Search products worldwide. Before joining Yahoo, Mr. Luong held various management positions at Ask Jeeves Inc., Microsoft Corporation, Oracle Corporation and several other hi-tech companies. In addition, Mr. Luong was an entrepreneur having built engineering teams at multiple successful startup companies in Silicon Valley. Mr. Luong received a master’s degree in engineering management from Santa Clara University and a bachelor’s degree in computer science from the University of California at Berkeley.

Wenwen Niu. Mr. Niu has served as an independent director on our Board since July 31, 2009. Mr. Niu is the publisher and creator of “The Founder” magazine and a professional industry commentator. Mr. Niu joined Economic Daily Group in 1991 and was awarded “China News Prize” three times in two consecutive years. In 1999, Mr. Niu was the editor-in-chief of China Entrepreneur Magazine and he was also one of the adjudicators for “Top 10 Economic Leaders” of CCTV. In addition, Mr. Niu received a master’s degree in economics and completed the Executive MBA program at Cheung Kong Graduate School of Business.

Tongyu Zhou. Ms. Zhou has served as an independent director on our Board since September 1, 2009. Ms. Zhou is the founder and chairman of Shanghai Weida Hi-Tech Group Co., Ltd. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou received a doctorate degree in economics from Fudan University in 2008 and a master’s degree in business administration from China Europe International Business School in 2002.

THE BOARD RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE

PROPOSAL NO.11

APPROVAL, CONFIRMATION AND RATIFICATION OF THE APPOINTMENT OF PWC AS THE INDEPENDENT AUDITOR OF THE COMPANY AND THE AUTHORIZATION OF THE BOARD OF THE COMPANY TO FIX THE AUDITOR’S REMUNERATION

Our audit committee recommends, and our Board concurs, that the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”) as our independent auditor to hold office until the close of the next annual general meeting of shareholders and the authorization of our Board of the Company to fix the auditor’s remuneration be approved, confirmed and ratified.

In the event our shareholders fail to vote in favor of the appointment, PWC, as the continuing independent auditor of the Company, will nevertheless remain the independent auditor of the Company until another independent auditor is duly appointed by our shareholders or until they resign from such position.

Shares represented by executed proxies will be voted for approving, confirming and ratifying the appointment of PWC as independent auditor of the Company to hold office until the close of the next annual general meeting of shareholders and the authorization of our Board of the Company to fix the auditor’s remuneration.

THE BOARD RECOMMENDS A VOTE FOR

APPROVING, CONFIRMING AND RATIFYING THE APPOINTMENT OF PWC AS THE INDEPENDENT AUDITOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE BOARD OF THE COMPANY TO FIX THE AUDITOR’S REMUNERATION

SHAREHOLDER COMMUNICATIONS WITH

THE BOARD OF DIRECTORS

The following procedures have been established by our Board in order to facilitate communications between our shareholders and our Board:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Board or to any individual director by mail to Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China, Attention: Chief Financial Officer.

2)	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our Board has identified as correspondence which may be retained in our files and not sent to directors.

Our Board has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to our directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to our directors.

3)	The log of shareholder correspondence will be available to members of our Board for inspection. At least once each year, the Chief Financial Officer will provide to our Board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our Board.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC and is available on our website at http://ir.ku6.com/irwebsite/index.php. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our committee charters and the Code of Business Conduct will be provided to any shareholder upon written request to Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China.

OTHER MATTERS

We know of no other matters to be submitted to the 2012 AGM. If any other matters properly come before the 2012 AGM, it is the intention of the persons named in the form of proxy to vote the shares they represent as the Board may recommend.

By Order of the Board of Directors

Bruno Wu
Chairman of the Board of Directors

Dated: June 21, 2012

Appendix A

AMENDMENTS

TO

THE ARTICLES OF ASSOCIATION

OF

Ku6 Media Co., Ltd.

1.	By inserting the following new definition of “Treasury Shares” immediately following the existing definition of “Statute” in Article 1:

““Treasury Shares”	means shares that have been purchased by the Company and have not been cancelled but have been held continuously by the Company since they were purchased, in accordance with the Statute.”

2.	By deleting Article 9 in its entirety and substituting in lieu thereof the following:

“9A.	Subject to the provisions of the Statute and the Memorandum of Association, shares may be issued on such terms and in such manner that they are, or at the option of the Company or the holder are, to be redeemed as the Directors, before the issue of the shares, may determine.

9B.	(1)	Subject to the provisions of the Statute and the Memorandum of Association, the Company may purchase its own shares (including fractions of a share), including any redeemable shares, provided that the terms and manner of the purchase have first been authorised by the Directors, and may make payment therefore in any manner authorized by the Statute, including out of capital. Such purchased shares shall either be treated as cancelled immediately on purchase, or be held as Treasury Shares, provided always that such purchase is effected in accordance with the provisions of the Statute.

	(2)	Subject to the provisions of the Statute, for so long as the Company holds Treasury Shares:

(i)     the Company shall be entered in the register of Members as holding the Treasury Shares;

(ii)    the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(iii)  a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued and outstanding Shares at any given time, whether for the purposes of these Articles or the Statute; and

(iv)   no dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company, in respect of a Treasury Share.

9C.	(1)	Where the Company holds Treasury Shares, the Company may at any time, by a resolution of the Directors:
		(a) cancel any or all of the Treasury Shares; or (b) transfer any or all of the Treasury Shares to any person, in accordance with the Statute.

	(2)	A sum equal to the consideration (if any) received by the Company pursuant to the transfer of Treasury Share(s) shall be credited in accordance with the provisions of the Statute.”

3.	By deleting Article 18(a) in its entirety and substituting in lieu thereof the following:

“18.	(a)	The Directors may from time to time make calls upon the Members (for the avoidance of doubt excluding the Company in respect of any nil or partly paid shares held by the Company as Treasury Shares) in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the shares. A call may be revoked or postponed as the Directors may determine. A call may be made payable by instalments.”

4.	By deleting Article 51 in its entirety and substituting in lieu thereof the following:

“51.	Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every Member (for the avoidance of doubt excluding the Company in respect of any shares held by the Company as Treasury Shares) of record present in person or by proxy at a general meeting shall have only one vote and on a poll every Member (for the avoidance of doubt excluding the Company in respect of any shares held by the Company as Treasury Shares) of record present in person or by proxy shall have one vote for each share registered in his name in the register of Members.”

5.	By deleting Article 62 in its entirety.